December 13, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Youxin Technology Ltd
Registration Statement on Form F-1
File No. 333-274404

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of Youxin Technology Ltd that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern time, on Tuesday, December 17, 2024, or as soon thereafter as practicable.

Pursuant to 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus dated October 11, 2024 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Aegis Capital Corp.
As representative of the underwriters

By:	/s/ Robert Eide
Name:	Robert Eide
Title:	Chief Executive Officer